**STRICTLY PRIVATE AND CONFIDENTIAL**

**INDICATIVE. NOT A COMMITMENT TO LEND. NON-BINDING EXCEPT FOR THE BINDING PROVISIONS**

[redacted]

# SUMMARY OF INDICATIVE TERMS AND CONDITIONS
# $103,000,000 SENIOR SECURED PARAMOUNT ACQUISITION AND RESTART FACILITY

for New Rise Renewables Paramount, LLC, as Borrower, with the support of XCF Global, Inc. and XCF Global Capital Inc.

October 28, 2026

| | |
|---|---|
| **To:** | XCF Global, Inc., a Delaware corporation (Nasdaq: SAFX), on behalf of itself and the other Credit Parties |
| **From:** | [redacted] or its assigns, together with its affiliates, managed funds and successors (the "Lender") |
| **Transaction:** | A senior secured credit facility in a principal amount of $103,000,000 to (a) fund all consideration payable to [redacted] for the Paramount Facility at closing, including the early payment in full of the Deferred Payment at the maximum available early-payment credit, (b) fund a 12-month interest reserve, (c) fund a remediation reserve, and (d) fund the restart of the Paramount Facility through a Lender-controlled restart account drawn monthly |

This Summary of Indicative Terms and Conditions (this "Term Sheet") sets out the principal terms on which [redacted] or its assigns proposes to provide the credit facility described below to New Rise Renewables Paramount, LLC, as Borrower, with the support of XCF Global, Inc. and XCF Global Capital Inc. Except for the Binding Provisions identified in Section 18(h) (Binding Effect), this Term Sheet is non-binding and does not constitute a commitment to lend. Capitalized terms are defined where first used.

Initials: [redacted]

## SUMMARY OF FACILITY

| | |
|---|---|
| **Term** | Paramount Acquisition and Restart Facility |
| **Amount** | $103,000,000, fully funded at the Closing |
| **Borrower** | New Rise Renewables Paramount, LLC, a bankruptcy-remote special purpose entity with an Independent Manager |
| **Purpose** | Payment in full of all consideration owed to the Seller at the Closing, including the discounted payoff of the $50,000,000 Deferred Payment; funding of a 12-month Interest Reserve and a Remediation Reserve; and restart of the Paramount Facility |
| **Ranking** | Senior secured, first priority on all Collateral |
| **Interest Rate** | Floating; one-month Term SOFR (floor 3.75%) plus a total margin of 10.05% until Restart Completion, 8.30% from Restart Completion, and 6.80% while the Leverage Ratio is below 3.50x |
| **Interest Payment** | Monthly. Cash margin of 7.05%, 5.30% and 6.80% in the three pricing phases, plus 3.00% paid in kind in the first two phases. Cash interest for months 1 through 12 is paid from the Interest Reserve Account |
| **Maturity** | 36 months from the Closing |
| **Origination Fee** | 3.00% of the commitment ($3,090,000), paid at the Closing |
| **Due Diligence Fee** | $1,000,000, paid in cash on signing this Term Sheet and not credited against any other fee. This is the only cash contribution required from XCF |
| **Environmental** | Lender-ordered Phase I environmental site assessment and independent verification by the Lender's consultants of all environmental, demolition and remediation work performed to date; all existing third-party reports reissued in the Lender's name; Remediation Reserve funded at the Closing; Lender named insured on the $100,000,000 environmental insurance policy placed through Marsh |
| **Collateral Value Test** | Maximum loan-to-value of 75% against a Lender-ordered appraisal using the CBRE methodology, less the cost of remediation and demolition remaining to be completed |
| **Credit Support** | Guarantee from XCF Global Capital Inc. until the Guarantee Release Date; deed of trust on the full 61.51-acre site, including the pipeline and tank storage assets; UCC liens; pledge of the Borrower's equity; assignment of all material contracts; and assignment of the Conoco and World Energy indemnities, which survive any default |

Initials: [redacted]

| | |
|---|---|
| **Linkage** | Standalone. Not cross-collateralized or cross-defaulted with any New Rise Reno financing |

## 1. TRANSACTION OVERVIEW

(a) **Lender.** [redacted] or its assigns, together with its affiliates, managed funds and successors (collectively, the "Lender"). The Lender may designate a special purpose affiliate or managed vehicle to act as lender of record under the Definitive Documents.

(b) **Parent.** XCF Global, Inc., a Delaware corporation (Nasdaq: SAFX) ("XCF" or "Parent").

(c) **Borrower.** New Rise Renewables Paramount, LLC, a Delaware limited liability company and the buyer under the Purchase Agreement (the "Borrower"). The Borrower shall be a bankruptcy-remote special purpose entity meeting the requirements of Section 8, whose sole business is to acquire, own, restart and operate the Paramount Facility.

(d) **Guarantor.** XCF Global Capital Inc., a Nevada corporation (the "Guarantor"), will provide an unconditional and irrevocable guarantee of payment and performance of all obligations of the Borrower to the Lender (the "Obligations") until the Guarantee Release Date under Section 9(h), subject to the savings clause in Section 8(e) (the "Guarantee").

The Borrower, the Guarantor and, solely with respect to its express obligations under this Term Sheet and the Definitive Documents, XCF are the "Credit Parties".

(e) **Seller.** [redacted] (the "Seller"), the seller under the Asset Purchase and Sale Agreement between the Seller and the Borrower (as amended, and in a form acceptable to the Lender, the "Purchase Agreement").

(f) **Paramount Facility.** The renewable fuels facility located at 14700 Downey Avenue, Paramount, California, consisting of approximately 61.51 acres (2,679,258 square feet) of land, of which approximately 56.83 acres are zoned M-1 and M-2 (industrial) and approximately 4.68 acres are zoned R-M (residential), comprising the 22 Los Angeles County assessor's parcels listed in Exhibit A, including the Lakewood Boulevard, Downey Avenue and Somerset Boulevard parcels, together with Unit A and all related equipment and improvements, the pipeline assets, the tank storage assets, and all other assets conveyed under the Purchase Agreement (the "Paramount Facility").

(g) **Standalone Facility.** The Facility is a standalone credit. It is not cross-collateralized or cross-defaulted with any financing the Lender may provide to New Rise Renewables Reno, LLC ("New Rise Reno"), and no default by New Rise Reno under its existing obligations shall be a Default under the Facility except as provided in Section 13.

## 2. FACILITY TERMS

(a) **Facility.** A senior secured term loan facility in a principal amount of $103,000,000 (the "Facility"), funded in full in a single advance at the Closing.

(b) **Closing.** The date on which the Facility is funded and the Borrower acquires the Paramount Facility under the Purchase Agreement (the "Closing"). The Closing may occur on its own timeline and is not conditioned on the closing of any New Rise Reno financing.

(c) **Term.** 36 months from the Closing (the "Maturity Date").

(d) **Interest Rate.** A floating rate per annum equal to Term SOFR plus the Applicable Margin. "Term SOFR" means the one-month forward-looking term rate based on SOFR published by CME Group Benchmark Administration Ltd., reset monthly, and shall not be less than 3.75% per annum. Interest is calculated on the basis of actual days elapsed over a 360-day year and accrues on the full outstanding principal from the Closing, including amounts held in the Interest Reserve Account, the Remediation Reserve Account and the Restart Account. The Applicable Margin for each pricing phase is:

| Pricing Phase | Cash Margin | PIK Margin | Total Margin |
|---|---|---|---|
| Phase 1: from the Closing until Restart Completion | 7.05% | 3.00% | 10.05% |
| Phase 2: from Restart Completion until the Leverage Step-Down Date | 5.30% | 3.00% | 8.30% |
| Phase 3: from the Leverage Step-Down Date, for so long as the Leverage Ratio is below 3.50x | 6.80% | None | 6.80% |

(e) **Pricing Phase Changes.** Phase 2 pricing applies from the first day of the month following Restart Completion under Section 5(g). The "Leverage Step-Down Date" is the first day of the month following the Lender's receipt of a compliance certificate showing a Leverage Ratio below 3.50x. If the Leverage Ratio as of any later quarterly test date is 3.50x or more, Phase 2 pricing shall apply from the first day of the following month until a later compliance certificate shows a Leverage Ratio below 3.50x.

(f) **Leverage Ratio**. The "Leverage Ratio" is the ratio of the outstanding principal of the Facility, including capitalized PIK Interest, to Annual EBITDA. "Annual EBITDA" means the EBITDA of the Borrower for the most recent twelve months, except that for each of the first three fiscal quarters ending after Restart Completion, Annual EBITDA equals actual EBITDA for the months elapsed since Restart Completion plus the Borrower's forecast EBITDA for the remaining months of the twelve-month period. Each forecast shall be prepared in good faith on reasonable assumptions and certified by the chief financial officer of the Borrower. The Leverage Ratio is tested quarterly.

(g) **Interest Payment.** Cash interest at Term SOFR plus the Cash Margin is payable monthly in arrears on the first business day of each month. For months 1 through 12 after the Closing, cash interest shall be paid from the Interest Reserve Account under Section 4. After month 12, cash interest shall be paid by the Borrower from its own funds.

(h) **Paid-in-Kind Interest.** During Phase 1 and Phase 2, interest at the PIK Margin ("PIK Interest") shall be capitalized and added to the outstanding principal on each monthly interest payment date. Capitalized PIK Interest bears interest as principal and is due on the Maturity Date or on any earlier prepayment or acceleration. PIK Interest is not paid from the Interest Reserve Account.

(i) **Repayment.** No scheduled principal amortization is required before the Maturity Date. All outstanding principal, including capitalized PIK Interest, together with accrued interest and all other Obligations, is due in full on the Maturity Date.

Initials: [redacted]

(j) **Default Interest.** Upon an Event of Default, the Interest Rate shall increase by 5.00% per annum, payable in cash on demand.

(k) **Voluntary Prepayment.** Permitted at any time, in whole or in part, upon ten business days' prior written notice, together with accrued interest on the amount prepaid.

(l) **Benchmark Replacement.** If Term SOFR is unavailable, the Lender may select a replacement benchmark and spread adjustment consistent with prevailing market practice, subject to the 3.75% floor.

### 3. USE OF PROCEEDS AND SELLER PAYOFF

(a) **Seller Consideration.** The Purchase Agreement provides for a $10,000,000 cash payment at closing and a $50,000,000 deferred payment due 24 months after closing (the "Deferred Payment"). Payments made against the Deferred Payment before its due date reduce it by more than the amount paid, under an early-payment credit schedule set out in the Purchase Agreement.

(b) **Payoff at Closing.** At the Closing, the Lender shall fund, directly to the Seller or the closing escrow, (i) the $10,000,000 closing payment and (ii) the cash amount required under the Purchase Agreement to discharge the Deferred Payment in full at the highest early-payment credit then available (the "Deferred Payoff Amount"). Based on the current draft of the Purchase Agreement, the Deferred Payoff Amount is $31,250,000, so the total cash paid to the Seller at the Closing is $41,250,000 and no further consideration is owed to the Seller.

(c) **Change in Payoff Amount.** If the final Purchase Agreement changes the early-payment credit schedule, the Deferred Payoff Amount shall be the cash amount required under the final Purchase Agreement to discharge the Deferred Payment in full at the Closing. The Facility amount shall not increase. Any increase in the Deferred Payoff Amount shall be funded first from the restart contingency in the Restart Account, and any remaining shortfall in the Restart Budget shall be funded by the Borrower under Section 5(f). The Interest Reserve Account shall not be reduced.

(d) **Sources and Uses.** Estimated sources and uses at the Closing are:

| Sources | Amount |
|---|---|
| Facility | $103,000,000 |
| **Total Sources** | **$103,000,000** |

Initials: [redacted]

| **Uses** | **Amount** |
|---|---|
| Closing payment to the Seller | $10,000,000 |
| Deferred Payoff Amount to the Seller | $31,250,000 |
| Buyer closing costs under the Purchase Agreement (R&W insurance, environmental insurance, pipeline consent and transfer taxes), title, escrow and Lender expenses (estimated) | $4,000,000 |
| Origination Fee | $3,090,000 |
| Deposit to the Interest Reserve Account (Section 4) | $11,750,000 |
| Deposit to the Restart Account (Section 5(b)), from which the Remediation Reserve Account is funded under Section 6 | $42,910,000 |
| **Total Uses** | **$103,000,000** |

The Due Diligence Fee is paid by XCF in cash on signing this Term Sheet and is not a use of Facility proceeds. Any closing costs below the estimate shall be added to the Restart Account. Any closing costs above the estimate shall be funded from the restart contingency in the Restart Account.

## 4. INTEREST RESERVE ACCOUNT

(a) **Deposit.** At the Closing, $11,750,000 of the Facility proceeds shall be deposited into a segregated account of the Borrower subject to the Lender's sole dominion and control (the "Interest Reserve Account"). This amount equals twelve months of cash interest on $103,000,000 at a Term SOFR of 3.90% plus the Phase 1 Cash Margin of 7.05%, on principal including capitalized PIK Interest, with a modest cushion.

(b) **Monthly Debit.** On each interest payment date during months 1 through 12 after the Closing, the Lender shall debit the Interest Reserve Account for the cash interest then due. The Borrower irrevocably authorizes each such debit.

(c) **Top-Up.** If at any time the Lender determines that the balance of the Interest Reserve Account is insufficient to pay all cash interest through month 12, including because of an increase in Term SOFR, the Borrower shall deposit the shortfall in cash within ten business days after notice from the Lender.

(d) **Remaining Balance.** Any balance remaining in the Interest Reserve Account after the interest payment for month 12 shall be held and applied to the next cash interest payments falling due, and shall not be released to the Borrower while any Obligations remain outstanding.

(e) **Restricted Use.** Funds in the Interest Reserve Account may be used only to pay cash interest on the Facility, except that upon an Event of Default the Lender may apply them to any Obligations.

Initials: [redacted]

## 5. RESTART ACCOUNT AND MONTHLY DRAWS

(a) **Restart Account.** At the Closing, the balance of the Facility proceeds after the payments and deposits described in Sections 3 and 4 shall be deposited into a segregated account of the Borrower subject to the Lender's sole dominion and control (the "Restart Account"). Facility proceeds in the Restart Account are part of the outstanding principal and bear interest from the Closing.

(b) **Restart Account Deposit.** The Restart Account shall be funded at the Closing with $42,910,000 of Facility proceeds, before the transfer to the Remediation Reserve Account under Section 6(a). The restart cost lines are taken from the Alvarez and Marsal operational due diligence, which estimates restart at not less than $40,000,000 over 8 to 10 months with no revenue during that period. The deposit is allocated as follows:

| Restart Account Allocation | Amount |
|---|---|
| **A. Restart operating plan** | |
| Labor, maintenance, 12D rack repair, insurance, property taxes and site overhead through restart (Alvarez and Marsal Q1 2026 operating plan) | $26,100,000 |
| **Subtotal A** | **$26,100,000** |
| **B. Safety and reliability items not included in the management budget** | |
| Incinerator | $4,500,000 |
| Process hazard analysis action items | $2,000,000 |
| Air compressor | $1,700,000 |
| API separator | $1,300,000 |
| Other safety and reliability items (7 items) | $3,300,000 |
| **Subtotal B** | **$12,800,000** |
| **C. Maximum SAF production items** | |
| Tank and pump upgrades | $1,200,000 |
| **Subtotal C** | **$1,200,000** |
| **D. Contingency** | |
| Restart contingency, available for the Remediation Reserve and cost overruns with the Lender's approval | $2,810,000 |
| **Subtotal D** | **$2,810,000** |
| **Total Restart Account Deposit (A + B + C + D)** | **$42,910,000** |

Initials: [redacted]

The Facility does not fund post-restart working capital. Cost overruns beyond the contingency are funded under Section 5(f), and initial feedstock, chemicals, catalysts and receivables carry after restart are the responsibility of the Borrower. The optional projects identified in the Alvarez and Marsal diligence (terminal operations, the 5,000 barrel per day expansion and the pretreatment system) are not funded by the Facility.

(c) **Restart Budget.** Funds in the Restart Account may be used only for restart and ramp-up costs of the Paramount Facility in accordance with a line-item budget and schedule approved by the Lender before the Closing (the "Restart Budget"). The Restart Budget shall be based on the Alvarez and Marsal operational due diligence and reviewed by the Lender's independent engineer (the "Independent Engineer").

(d) **Monthly Draws.** The Borrower may request a release from the Restart Account not more than once per calendar month. Each draw request shall:

(i) be certified by the chief financial officer of the Borrower and include invoices and supporting documentation for the costs to be paid;

(ii) be consistent with the Restart Budget, with any reallocation between line items approved by the Lender;

(iii) be confirmed by the Independent Engineer as to work completed and remaining cost to complete;

(iv) include conditional lien waivers for the current draw and unconditional lien waivers for the prior draw from each contractor and supplier receiving more than $100,000; and

(v) be subject to no Default or Event of Default having occurred and continuing.

(e) **Disbursement.** Approved draws shall be released within ten business days of a complete draw request, paid directly to contractors and suppliers where the Lender so elects.

(f) **Balancing.** If the Independent Engineer determines that the remaining funds in the Restart Account are insufficient to achieve Restart Completion, including as a result of the transfer to the Remediation Reserve Account, the Borrower shall deposit the shortfall in cash into the Restart Account within 30 days, and no further draws shall be made until it does.

(g) **Restart Completion.** "Restart Completion" occurs when the Independent Engineer certifies that the Paramount Facility has operated at the sustained commercial production level set out in the Restart Budget for 30 consecutive days. Restart Completion shall occur within 12 months after the Closing.

(h) **Remaining Funds.** Any funds remaining in the Restart Account on the earlier of (i) Restart Completion and (ii) 18 months after the Closing shall be applied to prepay the Facility, unless the Lender approves their use for working capital of the Paramount Facility.

## 6. REMEDIATION RESERVE ACCOUNT

(a) **Funding.** At the Closing, an amount equal to the Remediation Estimate shall be transferred from the Restart Account into a segregated account of the Borrower subject to the Lender's sole dominion and control (the "Remediation Reserve Account"). The "Remediation Estimate" is the estimated cost to complete all remediation, investigation, monitoring, demolition, decommissioning and abatement work that remains outstanding at the Paramount Facility and is required by law, by any order applicable to the Paramount Facility,

Initials: [redacted]

or by the findings of the Environmental Verification under Section 10, as determined by the Lender with its environmental consultants and the Independent Engineer.

(b) **Use.** Funds in the Remediation Reserve Account may be used only for remediation and demolition work under a scope, budget and schedule approved by the Lender (the "Remediation Plan"). Releases shall be made not more than once per calendar month against invoices, the certification of the Borrower's chief financial officer and confirmation by the Lender's environmental consultants, on the terms applicable to draws under Section 5(d).

(c) **Shortfall.** If the Lender's environmental consultants determine that the remaining funds in the Remediation Reserve Account are insufficient to complete the Remediation Plan, the Borrower shall deposit the shortfall in cash within 30 days after notice from the Lender.

(d) **Release.** Any balance remaining after completion of the Remediation Plan, confirmed by the Lender's environmental consultants and by written closure or no-further-action confirmation from each regulator with jurisdiction, shall be applied to prepay the Facility, unless the Lender approves its transfer to the Restart Account.

## 7. FEES AND EXPENSES

(a) **Due Diligence Fee.** $1,000,000, payable by XCF in cash upon execution of this Term Sheet (the "Due Diligence Fee"). This Term Sheet shall not become effective until the Due Diligence Fee is received by the Lender. The Due Diligence Fee is earned when paid, is not credited against the Origination Fee or any other amount, and is non-refundable, except that it shall be refunded if the Lender declines to close for any reason other than a failure by a Credit Party to satisfy a condition precedent, a breach by a Credit Party, an unsatisfactory result of the Lender's Phase I environmental site assessment or the Environmental Verification, or a failure of the Collateral Value Test.

(b) **Origination Fee.** $3,090,000, equal to 3.00% of the Facility commitment, earned upon acceptance of this Term Sheet and payable at the Closing from the proceeds of the Facility (the "Origination Fee").

(c) **Expenses.** The Borrower shall pay all reasonable and documented out-of-pocket costs and expenses of the Lender in connection with the Facility, including legal counsel, the Independent Engineer, the Lender's environmental consultants, the appraisal, the Phase I environmental site assessment and the Environmental Verification, title, survey, insurance and lien search costs, and travel, whether or not the Facility closes.

## 8. BORROWER STRUCTURE AND BANKRUPTCY PROTECTIONS

(a) **Special Purpose Entity.** The organizational documents of the Borrower shall contain customary special purpose entity and separateness provisions acceptable to the Lender, including that the Borrower shall:

(i) own no assets other than the Paramount Facility and related property, and engage in no business other than its ownership, restart and operation;

(ii) incur no indebtedness other than the Obligations and trade payables in the ordinary course within limits to be set in the Definitive Documents;

(iii) not guarantee, or pledge its assets for, the obligations of any other person, including XCF and its other subsidiaries;

Initials: [redacted]

(iv) maintain its own books, records, bank accounts and financial statements, and not commingle its funds or assets with those of any other person;

(v) conduct business in its own name, observe all limited liability company formalities, and deal with affiliates only on arm's-length terms; and

(vi) not amend its separateness provisions without the Lender's prior written consent.

(b) **Independent Manager.** The Borrower shall at all times have at least one independent manager who is not, and has not within the prior five years been, a director, officer, employee, creditor, supplier or equity holder of XCF or any of its affiliates, and who is provided by a nationally recognized provider of independent managers acceptable to the Lender (the "Independent Manager"). The affirmative vote of the Independent Manager shall be required for the Borrower to file a voluntary bankruptcy petition, consent to an involuntary petition, seek the appointment of a receiver or trustee, dissolve, liquidate, merge, consolidate, sell all or substantially all of its assets, or amend its separateness provisions. The Independent Manager may be removed or replaced only for cause and only with prior written notice to the Lender.

(c) **Non-Consolidation Opinion.** Delivery at the Closing of a reasoned non-consolidation opinion of counsel acceptable to the Lender concluding that, in a bankruptcy of XCF or the Guarantor, the assets and liabilities of the Borrower would not be substantively consolidated with those of XCF or the Guarantor.

(d) **Solvency Certificates.** Delivery at the Closing of a solvency certificate from the chief financial officer of the Borrower and of the Guarantor, supported by financial information acceptable to the Lender, certifying that each is solvent, is able to pay its debts as they come due, and is not left with unreasonably small capital after giving effect to the Facility, the Guarantee and the related transactions.

(e) **Guarantee Savings Clause.** The obligations of the Guarantor shall be limited to the maximum amount that would not render the Guarantee void or voidable as a fraudulent transfer or fraudulent conveyance under the Bankruptcy Code or applicable state law.

(f) **Business Combination Ring-Fence.** The Lender acknowledges the pending business combination of XCF with DevvStream and Southern Energy Renewables (the "Business Combination"). The Business Combination shall not be a change of control or Default, provided that:

(i) neither the Borrower nor the Guarantor assumes, guarantees, or grants any lien to secure, any indebtedness, liability or obligation of DevvStream, Southern Energy Renewables or any of their subsidiaries;

(ii) no asset of the Borrower is transferred to, and no asset or liability of DevvStream, Southern Energy Renewables or any of their subsidiaries is transferred to or merged into, the Borrower;

(iii) XCF, or its successor in the Business Combination, assumes in writing all obligations of XCF under the Definitive Documents; and

(iv) the Lender receives at least 30 days' prior written notice of the closing of the Business Combination, copies of the final transaction documents, and an updated organizational chart.

## 9. SECURITY AND CREDIT SUPPORT

(a) **Deed of Trust.** The Obligations shall be secured by a first-priority deed of trust, assignment of leases and rents, security agreement and fixture filing on the Borrower's fee interest in all real property included in the Paramount Facility, comprising all 22 parcels listed in Exhibit A, together with all improvements, fixtures, tank storage facilities, easements, pipeline rights of way and appurtenances, insured by an ALTA lender's policy of title insurance acceptable to the Lender.

(b) **Personal Property.** A first-priority security interest, perfected by UCC filings, control agreements and other appropriate means, in all present and after-acquired personal property of the Borrower, including:

- (i) Unit A, process units, rail and truck loading facilities, machinery and equipment;
- (ii) all pipeline assets and tank storage assets, including all pipelines, tanks, terminals, pumps, meters, rights of way, licenses and franchises relating to them;
- (iii) all inventory, feedstock and finished product;
- (iv) all accounts, receivables and environmental attributes, including LCFS credits, RINs and Section 45Z credits and the proceeds of any credit transfer;
- (v) all permits and licenses, to the extent assignable;
- (vi) all deposit and securities accounts, including the Interest Reserve Account, the Remediation Reserve Account and the Restart Account, subject to account control agreements; and
- (vii) all general intangibles, intellectual property, books and records, and all proceeds of the foregoing.

(c) **Assignment of Material Contracts.** A collateral assignment of all material contracts of the Borrower and all other contracts relating to the Paramount Facility, with consents and estoppels from each counterparty acceptable to the Lender, including:

- (i) the Purchase Agreement, including all Seller representations, indemnities and the XCF Global Capital Inc. guarantee as it relates to the Borrower;
- (ii) the hydrogen and nitrogen supply agreements with the Seller;
- (iii) all pipeline, tank storage, terminal, throughput and transportation agreements, and all offtake, feedstock and tolling agreements;
- (iv) all engineering, procurement, construction, demolition, remediation and restart contracts, together with all warranties and performance bonds under them; and
- (v) all other contracts the loss of which could reasonably be expected to have a material adverse effect.

(d) **Insurance.** A collateral assignment of all insurance policies and proceeds. The Lender shall be a named insured and lender loss payee on the environmental insurance policy placed through Marsh with a limit of not less than $100,000,000 (the "Environmental Policy"), and an additional insured and lender loss payee on the representations and warranties insurance policy and all property and liability policies.

(e) [redacted] **Indemnities.** All indemnities and other rights of recovery, environmental or otherwise, in favor of the owner or operator of the Paramount Facility given

by [redacted] or any of its predecessors or affiliates ("[redacted]") or by [redacted] or any of its affiliates ("[redacted]") (collectively, the "Prior Owner Indemnities") shall be assigned to the Borrower at the Closing, to the extent not already held by it, and collaterally assigned to the Lender. The Prior Owner Indemnities shall:

(i) be freely assignable to the Lender, any designee of the Lender, and any purchaser of the Paramount Facility at a foreclosure sale or by deed in lieu of foreclosure;

(ii) survive, and remain enforceable by the Lender or that designee or purchaser after, any Default, Event of Default, acceleration, foreclosure, deed in lieu of foreclosure or other transfer of the Paramount Facility; and

(iii) not be amended, waived, released or settled without the Lender's prior written consent.

(f) **Equity Pledge.** A first-priority pledge of 100% of the equity interests in the Borrower by its direct owner and, if that owner is a holding company other than the Guarantor, a first-priority pledge of 100% of the equity interests in that holding company. Each pledgor other than the Guarantor shall be a special purpose entity with no assets other than the pledged equity.

(g) **Guarantee.** The Guarantee described in Section 1(d), which shall be a guarantee of payment and performance, unlimited in amount except as provided in Section 8(e), and continue until the Guarantee Release Date.

(h) **Guarantee Release Date.** The Guarantee shall terminate on the date (the "Guarantee Release Date") on which the Lender receives a compliance certificate of the Borrower demonstrating that:

(i) the Paramount Facility has been in commercial operation for at least three consecutive months, as certified by the Independent Engineer;

(ii) the Leverage Ratio, calculated under Section 2(f), is below 3.50x; and

(iii) no Default or Event of Default has occurred and is continuing.

The release of the Guarantee shall not affect the Obligations of the Borrower, the Collateral, or any claim under the Guarantee arising before the Guarantee Release Date.

The assets and rights described in this Section 9 are the "Collateral".

## 10. ENVIRONMENTAL DILIGENCE

(a) **Lender's Consultants.** Before the Closing, the Lender shall engage, at the Borrower's expense, one or more independent environmental consultants and engineers selected by the Lender to:

(i) prepare a Phase I environmental site assessment of the Paramount Facility, addressed to and for the reliance of the Lender; and

(ii) review and verify all environmental investigation, demolition, decommissioning, abatement and remediation work performed at the Paramount Facility by or on behalf of XCF, the Seller or any prior owner, including its scope, completion, regulatory status and the cost of any work remaining (the "Environmental Verification").

No Phase II environmental site assessment shall be required.

(b) **Existing Reports and Records.** XCF shall deliver to the Lender all existing environmental, engineering, appraisal, legal and insurance diligence for the Paramount Facility, including

Initials: [redacted]

the reports of AECOM, Paul Hastings LLP, Alvarez and Marsal, Marsh, Gordon Brothers and CBRE, Inc., and all demolition and remediation work plans, contractor close-out reports, waste manifests, sampling data and regulatory correspondence. XCF shall make its advisors and contractors available to answer the questions of the Lender's consultants.

(c) **Reports in the Lender's Name.** XCF shall cause each consultant, engineer, contractor, appraiser, insurance broker and other third-party vendor that prepared a report, assessment, appraisal or opinion for the Paramount Facility, including AECOM, Alvarez and Marsal, Marsh, Gordon Brothers and CBRE, Inc. (each, a "Vendor"), to reissue its work in the name of the Lender, or deliver a reliance letter acceptable to the Lender, under which the Vendor:

(i) names the Lender, its successors and assigns as a client or intended user entitled to rely on the work;

(ii) confirms that the opinions and conclusions in its work remain true and complete as of the date of delivery, or updates them; and

(iii) stands behind its opinions to the Lender on terms no less favorable to the Lender than those given to its original client, including as to liability and any limitation of liability.

XCF shall pay all costs of the reissued reports and reliance letters. This Section 10(c) does not apply to legal advice of XCF's counsel.

(d) **Access.** The Borrower shall obtain for the Lender and its consultants access to the Paramount Facility for all inspections, including any consent required from the Seller before the Closing.

(e) **Use of Results.** The findings of the Environmental Verification shall determine the Remediation Estimate under Section 6(a) and the deduction for remaining remediation and demolition in the As-Is Value under Section 11(b).

## 11. COLLATERAL VALUE TEST

(a) **Existing Appraisal.** The Lender has reviewed the appraisal of the Paramount Facility site prepared by CBRE, Inc. for Gordon Brothers dated March 19, 2026, with a date of value of March 3, 2026, which concludes a hypothetical market value of $167,000,000 for the industrial component and $19,000,000 for the residential component, in each case assuming the site is vacant and free of environmental contamination (the "CBRE Appraisal"). Because the CBRE Appraisal does not deduct the cost of remaining remediation and demolition, it is not used to size the Facility.

(b) **Lender's Appraisal.** Before the Closing, the Lender shall obtain, at the Borrower's expense, an appraisal of the Paramount Facility from an appraiser selected by the Lender and addressed to the Lender. The appraisal shall use the same methodology as the CBRE Appraisal, valuing the fee simple interest in the industrial and residential components by the sales comparison approach under the hypothetical condition that the site is vacant and free of environmental contamination. The "As-Is Value" is that appraised value less the estimated cost of all remediation, demolition, decommissioning and abatement remaining to be completed, as determined in the Environmental Verification.

(c) **Maximum Loan-to-Value.** The outstanding principal of the Facility, including capitalized PIK Interest, shall not exceed 75% of the most recent As-Is Value (the "Collateral Value Test"). The Collateral Value Test is a condition to the Closing and a continuing covenant.

Initials: [redacted]

(d) **Retesting.** The Lender may order an updated As-Is Value, at the Borrower's expense, once in each 12-month period after the Closing, and at any time after a Default, a casualty, or any environmental or regulatory event that could reasonably be expected to reduce the value of the Paramount Facility.

(e) **Cure.** If the Collateral Value Test is not met after the Closing, the Borrower shall, within 30 days after notice from the Lender, prepay the Facility or deposit cash collateral with the Lender in an amount sufficient to restore compliance.

## 12. CONDITIONS PRECEDENT TO CLOSING

The Closing is subject to the following conditions, each in form and substance satisfactory to the Lender:

(a) **Definitive Documents.** Execution of a credit agreement, guarantee, security documents and related documents consistent with this Term Sheet (the "Definitive Documents").

(b) **Purchase Agreement.** Execution of the final Purchase Agreement, with all conditions to closing satisfied other than funding, confirmation that the Deferred Payment may be discharged in full at the Closing at the Deferred Payoff Amount, and confirmation that all 22 parcels listed in Exhibit A, the pipeline assets and the tank storage assets are conveyed to the Borrower.

(c) **Seller Payoff Letter**. A written acknowledgment from the Seller that, upon receipt of the closing payment and the Deferred Payoff Amount, all consideration under the Purchase Agreement is paid in full, no further payment is owed, and the guarantee of XCF Global Capital Inc. in favor of the Seller is released except for any indemnity obligations expressly surviving.

(d) **Title.** Completion of the Seller's foreclosure of the [redacted] interest in the real property by trustee's sale, with fee title vested in the Seller and conveyed to the Borrower free of liens other than permitted encumbrances, and issuance of the lender's title policy described in Section 9(a) without exception for any claim of [redacted] or any challenge to the foreclosure.

(e) **Environmental Policy**. Issuance of the Environmental Policy, covering pre-existing and future pollution conditions at the Paramount Facility, with a limit of not less than $100,000,000 and with retention, term and insurer acceptable to the Lender, naming the Lender as a named insured and lender loss payee.

(f) **R&W Insurance.** Issuance of the representations and warranties insurance policy contemplated by the Purchase Agreement, naming the Lender as additional insured and loss payee.

(g) **Environmental Diligence.** Receipt of the Lender's Phase I environmental site assessment and the Environmental Verification under Section 10(a), with results satisfactory to the Lender; approval of the Remediation Estimate and the Remediation Plan; and receipt of all existing environmental reports, demolition and remediation records, abatement orders and related correspondence for the Paramount Facility.

(h) **Vendor Reports.** Receipt of the reissued reports or reliance letters from each Vendor required by Section 10(c).

Initials: [redacted]

(i) **Collateral Value Test.** Receipt of the appraisal described in Section 11(b) demonstrating compliance with the Collateral Value Test.

(j) **Reserve and Restart Funding.** Funding of the Interest Reserve Account, the Remediation Reserve Account and the Restart Account from the proceeds of the Facility.

(k) **Restart Budget and Independent Engineer.** Approval of the Restart Budget and receipt of a satisfactory report from the Independent Engineer.

(l) **Borrower Structure.** Organizational documents of the Borrower containing the provisions described in Section 8(a), appointment of the Independent Manager, the non-consolidation opinion described in Section 8(c), and the solvency certificates described in Section 8(d).

(m) **Permits.** Transfer to the Borrower, or issuance in the Borrower's name, of all permits required to own and restart the Paramount Facility, including the pipeline and tank storage assets, or a plan acceptable to the Lender for obtaining them.

(n) **Corporate Matters.** Evidence of the existence and good standing of each Credit Party, including confirmation that XCF Global Capital Inc. exists as a separate legal entity, organizational documents, resolutions, incumbency certificates and legal opinions.

(o) **Consents.** All third-party, governmental and lender consents required for the Guarantee and the liens, pledges and assignments described in Section 9.

(p) **Prior Owner Indemnities.** Copies of all Prior Owner Indemnities, evidence of their assignment to the Borrower, and an opinion of counsel or other evidence acceptable to the Lender that they are assignable to the Lender and its designees and survive as provided in Section 9(e), together with any counterparty consents or acknowledgments required.

(q) **Searches and KYC.** Satisfactory UCC, tax lien, judgment and litigation searches, and all "know your customer" and anti-money laundering information requested by the Lender.

(r) **No Material Adverse Change.** No material adverse change in the business, assets, condition or prospects of the Credit Parties or the Paramount Facility since the date of this Term Sheet.

(s) **Fees.** Receipt of the Due Diligence Fee and payment of all fees and expenses due at the Closing.

## 13. COVENANTS AND EVENTS OF DEFAULT

(a) **Reporting.** Monthly financial statements and restart and remediation progress reports; quarterly compliance certificates showing the Leverage Ratio and, during the forecast period under Section 2(f), the supporting forecast; quarterly and annual financial statements of the Borrower, the Guarantor and XCF; prompt notice of any Default, litigation, environmental claim, regulatory action, claim under the Environmental Policy or a Prior Owner Indemnity, or notice from Nasdaq or the SEC; and such other information as the Lender reasonably requests.

(b) **Affirmative Covenants.** Customary affirmative covenants, including maintenance of existence, permits, insurance (including the Environmental Policy) and properties; compliance with laws, environmental requirements, all abatement orders and the Remediation Plan; performance of all material contracts; preservation and enforcement of the Prior Owner Indemnities; payment of taxes; maintenance of the special purpose entity

Initials: [redacted]

provisions and the Independent Manager; and access for the Lender, the Independent Engineer and the Lender's environmental consultants.

(c) **Negative Covenants.** Customary negative covenants restricting the Borrower from incurring other indebtedness or liens, making distributions, investments or affiliate transactions, selling or transferring assets, amending material contracts, amending, waiving, releasing or settling any Prior Owner Indemnity or any rights under the Environmental Policy, changing its business, or merging or consolidating, in each case without the Lender's consent.

(d) **Financial Covenants.** The Collateral Value Test and, beginning with the first full fiscal quarter after Restart Completion, financial covenants based on Annual EBITDA, including a maximum Leverage Ratio and a minimum debt service coverage ratio, at levels to be agreed in the Definitive Documents.

(e) **Mandatory Prepayments.** 100% of net cash proceeds from any sale or disposition of Collateral outside the ordinary course, casualty or condemnation (subject to reinvestment rights approved by the Lender), incurrence of indebtedness not permitted under the Definitive Documents, and any payment from the Seller, under a Prior Owner Indemnity or under the representations and warranties insurance policy not applied to remediation approved by the Lender, shall be applied to prepay the Facility.

(f) **Events of Default.** Customary events of default, including:

(i) failure to pay any amount when due;

(ii) breach of any covenant, representation or warranty, subject to cure periods to be set in the Definitive Documents for non-monetary defaults;

(iii) failure to achieve Restart Completion within 12 months after the Closing, or failure to fund a shortfall under Section 4(c), Section 5(f) or Section 6(c);

(iv) failure to cure a breach of the Collateral Value Test under Section 11(e);

(v) any breach of the special purpose entity provisions in Section 8(a), any removal of the Independent Manager not permitted by Section 8(b), or any breach of Section 8(f);

(vi) acceleration of any other indebtedness of a Credit Party above a threshold to be agreed, excluding the existing obligations of New Rise Reno to its lenders and ground lessor;

(vii) bankruptcy or insolvency of the Borrower or XCF, or, before the Guarantee Release Date, of the Guarantor;

(viii) loss or suspension of any material permit, cancellation or non-renewal of the Environmental Policy, or any environmental or regulatory action that halts operation of the Paramount Facility;

(ix) invalidity or unenforceability of any lien or, before the Guarantee Release Date, of the Guarantee, or any Credit Party contesting the same;

(x) a change of control of XCF or the Borrower, other than the Business Combination completed in compliance with Section 8(f); and

(xi) material judgments not paid, bonded or stayed within 30 days.

(g) **Remedies.** Upon an Event of Default, the Lender may accelerate the Obligations, stop releases from the Restart Account and the Remediation Reserve Account, apply the balances of the Interest Reserve Account, the Remediation Reserve Account and the Restart Account to the Obligations, enforce the Prior Owner Indemnities and the Environmental Policy in its own name or through its designee, and exercise all rights under the Definitive Documents and applicable law.

## 14. ROLE OF THE LENDER

(a) **No Control.** The Lender shall not have, and the Definitive Documents shall not grant it, any right to appoint or nominate any director, manager or officer of any Credit Party, any board observer right, or any vote on the business decisions of any Credit Party. The covenants in the Definitive Documents are for the protection of the Collateral and the repayment of the Obligations, and are not intended to give the Lender control over the management or operations of any Credit Party.

(b) **No Participation in Management.** The Lender shall not participate in the management or operational affairs of the Paramount Facility, including decisions on environmental compliance, remediation, hazardous substance handling or waste disposal. The exercise of the Lender's rights under the Definitive Documents, including the Environmental Verification, approval of draws, the Remediation Plan, budgets and reports, and enforcement of remedies, is undertaken solely to protect its security interest.

(c) **Relationship.** The relationship between the Lender and the Credit Parties is solely that of creditor and debtor. Nothing in this Term Sheet or the Definitive Documents creates a partnership, joint venture, fiduciary or agency relationship.

## 15. REPRESENTATIONS AND WARRANTIES

Customary representations and warranties for a transaction of this type, including organization, authority, enforceability, no conflicts, title to the Collateral, financial statements, litigation, environmental matters, permits, taxes, solvency, sanctions and anti-corruption, and accuracy of information, together with representations as to the Purchase Agreement, the Prior Owner Indemnities, the completeness and accuracy of the environmental, demolition and remediation records delivered under Section 10(b), the Restart Budget, the forecasts delivered under Section 2(f), the Business Combination and the separateness of the Borrower.

## 16. RIGHT OF FIRST OFFER AND LAST LOOK

(a) **Scope.** Until the Obligations are repaid in full, the Lender shall have a right of first offer and a last look on any debt financing, refinancing or recapitalization of XCF or any of its subsidiaries (each, a "Future Financing"), on the terms below.

(b) **Advance Notice.** Before soliciting, negotiating or accepting any proposal for a Future Financing from any person other than the Lender, XCF shall deliver to the Lender written notice describing the proposed Future Financing, including its amount, purpose, structure and collateral, together with all information reasonably requested by the Lender (a "Financing Notice").

(c) **First Offer.** The Lender shall have 20 days after receipt of a Financing Notice to deliver a proposal for the Future Financing (a "Lender Offer"). XCF shall not solicit any Future

Financing from any other person until the earlier of the Lender delivering a Lender Offer or declining in writing, and the end of that 20-day period.

(d) **Third-Party Financing.** If XCF does not accept the Lender Offer, or the Lender does not deliver one, XCF may seek the Future Financing from third parties, provided that the terms are not materially more favorable to the lender than the Lender Offer and the Future Financing closes within 120 days after the end of the 20-day period. Otherwise, the Future Financing is again subject to this Section 16.

(e) **Last Look.** Before accepting any third-party commitment or term sheet, XCF shall deliver a copy of it to the Lender. The Lender shall have ten business days to elect to provide the Future Financing on the same terms. If the Lender so elects, XCF shall accept the Lender's financing.

(f) **Breach.** Any breach of this Section 16 shall constitute an immediate Event of Default, without notice or cure period.

## 17. PUBLICITY AND DISCLOSURE

(a) **No Use of Name.** No Credit Party or any of its affiliates, directors, officers, employees, advisors or agents shall use the name, logo or trademarks of the Lender or any of its affiliates, or refer to the Lender, this Term Sheet or the Facility, in any press release, public announcement, investor presentation, website, social media post or marketing material, without the Lender's prior written consent in each instance.

(b) **Required Disclosure.** If XCF determines, on the advice of counsel, that disclosure of this Term Sheet, the Facility or the Lender is required by law, by the rules of the SEC or by Nasdaq listing rules, XCF shall (i) deliver the proposed disclosure to the Lender at least two business days before it is made, (ii) consider the Lender's comments in good faith, (iii) limit the disclosure to what is legally required, and (iv) not file any Definitive Document as an exhibit without seeking confidential treatment of the pricing and fee terms to the extent permitted.

(c) **No Characterization as a Commitment.** No Credit Party shall describe this Term Sheet, publicly or to any third party, as a commitment, approval or agreement to lend. Any permitted description shall state that this Term Sheet is non-binding and that any financing is subject to due diligence, credit approval and definitive documentation.

(d) **Breach.** Any breach of this Section 17 shall entitle the Lender to terminate this Term Sheet immediately, without refund of the Due Diligence Fee, and after the Closing shall constitute an Event of Default.

## 18. OTHER TERMS

(a) **Exclusivity.** From acceptance of this Term Sheet until the earlier of the Closing and the outside date under the Purchase Agreement, the Credit Parties shall not solicit, negotiate or accept any financing for the acquisition or restart of the Paramount Facility from any party other than the Lender.

(b) **Assignment.** The Lender may assign or participate all or part of the Facility, including to a special purpose affiliate or managed vehicle designated under Section 1(a). The Credit Parties may not assign their rights or obligations.

Initials: DS

(c) **Indemnity.** The Borrower shall, and before the Guarantee Release Date the Guarantor shall, indemnify the Lender and its affiliates against all losses arising out of the Facility or the Paramount Facility, including environmental liabilities, except to the extent caused by the gross negligence or willful misconduct of the indemnified person.

(d) **Confidentiality.** This Term Sheet and its contents are confidential and subject to the confidentiality agreement relating to Project Everest. This Term Sheet may be disclosed only to the directors, officers, employees and advisors of the Credit Parties who need to know it, to the Seller to the extent needed to obtain its acknowledgments, and as permitted by Section 17(b).

(e) **Governing Law.** State of New York, except that collateral documents shall be governed by the laws of the jurisdiction in which the Collateral is located where required. Each party waives trial by jury.

(f) **Expenses.** As provided in Section 7(c).

(g) **Counterparts.** This Term Sheet may be signed in counterparts and by electronic signature.

(h) **Binding Effect.** Except for Sections 7(a) (Due Diligence Fee), 7(c) (Expenses), 16 (Right of First Offer and Last Look), 17 (Publicity and Disclosure), 18(a) (Exclusivity), 18(d) (Confidentiality), 18(e) (Governing Law) and this Section 18(h) (Binding Effect) (together, the "Binding Provisions"), which are binding upon acceptance, this Term Sheet is a non-binding summary of indicative terms and is not a commitment to lend. Any commitment is subject to completion of due diligence satisfactory to the Lender, final credit approval and execution of the Definitive Documents.

(i) **Expiration.** This Term Sheet shall expire unless it is accepted by XCF and the Due Diligence Fee is received by the Lender by 5:00 p.m. Pacific Time on October 30, 2026.

Initials: DS

## ACCEPTANCE

By signing below, XCF Global, Inc., on behalf of itself and the other Credit Parties, accepts this Term Sheet and agrees to the Binding Provisions, including payment of the Due Diligence Fee in cash upon execution.

[redacted]
or its assigns

By: [redacted]
Name: [redacted]
Title: [redacted]
Date: NOV 2. 2026

**XCF GLOBAL, INC.**
on behalf of itself and the Credit Parties

By: ______________________
Name: Wray Thorn
Title: Chief Executive Officer
Date: ______________________

Initials: [redacted]

# EXHIBIT A
## PARAMOUNT FACILITY PARCELS

The real property included in the Paramount Facility consists of the following Los Angeles County assessor's parcels at and around 14700 Downey Avenue, Paramount, California 90723, totaling approximately 61.51 acres, as identified in the CBRE, Inc. appraisal dated March 19, 2026. The legal description in the Definitive Documents shall be based on the title commitment and survey.

| No. | APN | No. | APN |
|---|---|---|---|
| 1 | 6268-002-003 | 12 | 6268-003-001 |
| 2 | 6268-002-004 | 13 | 6268-003-003 |
| 3 | 6268-002-006 | 14 | 6268-003-004 |
| 4 | 6268-002-008 | 15 | 6268-003-005 |
| 5 | 6268-002-009 | 16 | 6268-003-014 |
| 6 | 6268-002-010 | 17 | 6268-003-016 |
| 7 | 6268-002-011 | 18 | 6268-003-017 |
| 8 | 6268-002-016 | 19 | 6268-005-001 |
| 9 | 6268-002-017 | 20 | 6268-005-002 |
| 10 | 6268-002-019 | 21 | 6268-005-013 |
| 11 | 6268-002-020 | 22 | 6268-005-014 |

Initials: [redacted]